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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 29540


SCHEDULE 13G
(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)(1)


PLATINUM technology, inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

72764T101
(CUSIP Number)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G

CUSIP No. 72764T101

1  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Andrew J. Filipowski

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]
Not Applicable

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
3,674,630

6 SHARED VOTING POWER
189,000

7 SOLE DISPOSITIVE POWER
3,674,630

8 SHARED DISPOSITIVE POWER
189,000

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,863,630

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*  [  ]
No

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.3%

12 TYPE OF REPORTING PERSON*
IN


Item 1(a). Name of Issuer:  PLATINUM technology, inc.

Item 1(b). Address of Issuer's Principal Executive Offices or, if
None, Residence:

1815 South Meyers Road
Oakbrook Terrace, Illinois 60181

Item 2(a). Name of Person Filing:  Andrew J. Filipowski

Item 2(b). Address of Principal Business Office or, if none,
Residence:

1815 South Meyers Road
Oakbrook Terrace, Illinois 60181

Item 2(c). Citizenship:  United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e). CUSIP Number:  72764T101

Item 3. Type of Person:  Not Applicable.

Item 4. Ownership:

(a) Amount Beneficially Owned:  3,863,630 (1) (2)

(b) Percent of Class:  6.3% (1) (2)

(c) Number of shares as to which person has:

(i) Sole power to vote or to direct the vote:
3,674,630 (2) (3)

(ii) Shared power to vote or to direct the vote:  189,000 (2)

(iii) Sole power to dispose or to direct the disposition of:
3,674,630 (2) (3)

(iv) Shared power to dispose or to direct the disposition of:
189,000 (2)

(1) Includes (i) 1,691,875 shares which Mr. Filipowski has the right to acquire within 60 days of December 31, 1996 pursuant to the exercise of stock options held by Mr. Filipowski and (ii) 189,000 shares held by The Filipowski Foundation. Beneficial ownership is determined as of December 31, 1996.

(2) Mr. Filipowski disclaims beneficial ownership of the 189,000 shares owned by The Filipowski Foundation. The inclusion of such shares in Items 4(a) and 4(b) shall not be construed as an admission that Mr. Filipowski, for the purpose of Section 13(d), 13(g) or otherwise, is the beneficial owner of such securities. Mr.
Filipowski has shared power to direct the vote and the disposition of the securities owned by The Filipowski Foundation.

(3) Includes 1,691,875 shares which Mr. Filipowski has the right to acquire within 60 days of December 31, 1996 pursuant to the exercise of stock options held by Mr. Filipowski.


Item 5. Ownership of Five Percent or less of a Class:

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person:  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company:  Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group: Not Applicable.

Item 10. Certification:  Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 1997


/s/ ANDREW J. FILIPOWSKI
--------------------------
Andrew J. Filipowski